FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of January 2009
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-9801
www.goldfields.co.za

Enquiries

Willie Jacobsz
Tel +508 358-0188
Mobile +857 241-7127

Nikki Catrakilis-Wagner
Mobile +27 (0) 83 309-6720

Marritt Claassens
Mobile +27 (0) 82 307-3297

GOLD FIELDS APPOINTS PAUL SCHMIDT AS CHIEF FINANCIAL OFFICER

Johannesburg, 14 January 2009: Gold Fields Limited (Gold Fields) (NYSE, JSE, DIFX: GFI) is pleased to announce the appointment of Paul Schmidt CA (SA) as chief financial officer of the Group, a position in which he has acted since May 2008.

Paul is a chartered accountant with eighteen years of industry experience. He spent six years with Deloitte auditing mainly clients in the gold mining industry. He joined Gengold, part of the Gencor group, in 1996 as an assistant financial manager at the St Helena Gold Mine where he worked for three years, gaining valuable operational experience. He was promoted to the Gold Fields corporate office as financial manager in 1999, and to the position of group financial controller in April 2003.

Gold Fields' chief executive officer, Nick Holland, said: "Over the past eight months Paul has acted with distinction in the role of chief financial officer. His twelve years of experience in senior operational and executive positions, and his deep knowledge of the Group, equips him well for his new role. As group financial controller he gained extensive international experience and was involved in all corporate financial activities of the Group. His appointment follows an extensive local and international search."

The appointment is effective from 1 January 2009.

Enquiries:
Willie Jacobsz
Mobile: +857 241-7127
Marritt Claassens
Mobile: +27 (0) 82 307-3297

ends

About Gold Fields
Gold Fields Limited is one of the world's largest unhedged producers of gold with attributable production of 3,64 million ounces per annum from eight operating mines in South Africa, Ghana and Australia. A ninth mine, Cerro Corona Gold/Copper mine in Peru, commenced production in August 2008 at an initial rate of approximately 375,000 gold equivalent ounces per annum. Gold Fields aims to reach a production rate of approximately 4.0 million ounces per annum during the March quarter of 2009. The company has total attributable ore reserves of 83 million ounces and mineral resources of 251 million ounces. Gold Fields is listed on the JSE Limited (primary listing), New York Stock Exchange (NYSE) and Dubai International Financial Exchange (DIFX) New Euronext in Brussels (NYX) and Swiss Exchange (SWX). For more information please visit the Gold Fields website at www.goldfields.co.za.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 14 January 2009

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs